As filed with the Securities and Exchange Commission on June 14, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

CHESAPEAKE ENERGY CORPORATION

(Name of Registrant as specified in its charter)

Oklahoma	73-1395733
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6100 North Western Avenue Oklahoma City, Oklahoma 73118 (405) 848-8000	Aubrey K. McClendon Chairman of the Board and Chief Executive Officer 6100 North Western Avenue Oklahoma City, Oklahoma 73118 (405) 848-8000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

James M. Prince, Esq.

Vinson & Elkins L.L.P.

2300 First City Tower

1001 Fannin Street

Houston, Texas 77002-6760

(713) 758-3710

(713) 615-5962 (Fax)

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
4.125% Cumulative Convertible Preferred Stock	313,250 shares	$1,000	$313,250,000	$39,689
Common Stock, $.01 per share	(2)	(3)	(3)	(3)

(1)	Estimated solely for purposes of calculating the registration fee.
(2)	There are being registered hereunder an indeterminate number of shares of common stock issuable upon conversion of the Preferred Stock. Initially, 18,812,385 shares of common stock are issuable upon conversion of the Preferred Stock. Each share of Preferred Stock is convertible into 60.0555 shares of common stock, subject to adjustments under certain circumstances. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization, or similar event or adjustment in the number of shares issuable as provided in the certificate of designations of the Preferred Stock.
(3)	The shares of common stock issuable upon conversion of the Preferred Stock will be issued for no additional consideration, and therefore no registration fee is required pursuant to Rule 457(i).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated                     , 2004

PRELIMINARY PROSPECTUS

313,250 Shares

of

Chesapeake Energy Corporation

4.125% Cumulative Convertible Preferred Stock

(Liquidation Preference $1,000 per share)

and

Common Stock

(Par Value $.01 per share)

This prospectus relates to the offering for resale of Chesapeake Energy Corporation’s 4.125% Cumulative Convertible Preferred Stock (liquidation preference $1,000 per share) and the shares of our common stock issuable upon conversion of the preferred stock. In this prospectus, the terms “Chesapeake”, “we”, or “us” will each refer to Chesapeake Energy Corporation and its subsidiaries. We issued and sold 293,250 shares of the preferred stock to qualified institutional buyers in reliance on Rule 144A and to certain persons in offshore transactions in reliance on Regulation S, in transactions exempt from, or not subject to, the registration requirements of the Securities Act, through the initial purchasers, Lehman Brothers Inc., Banc of America Securities LLC, Bear, Stearns & Co. Inc., Credit Suisse First Boston LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated, Raymond James & Associates, Inc., UBS Securities LLC, Howard Weil Incorporated, Johnson Rice & Company L.L.C., RBC Capital Markets Corporation and Simmons & Company International. We sold an additional 20,000 shares of the preferred stock directly to Mr. McClendon, our chief executive officer, and Mr. Ward, our chief operating officer, in a separate private placement at the same price sold to other investors. This prospectus will be used by selling securityholders to resell their shares of our preferred stock and shares of our common stock issuable upon conversion of their preferred stock. We will not receive any proceeds from sales by the selling securityholders.

We are an Oklahoma corporation. Our principal offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

Convertibility of the Preferred Stock:

Under certain circumstances, holders may convert their preferred stock initially into 60.0555 shares of common stock of Chesapeake per share of preferred stock. The conversion rate may be adjusted upon the occurrence of certain events. The common stock currently trades on the New York Stock Exchange under the symbol “CHK.” The closing price of the common stock on the New York Stock Exchange was $13.47 per share on June 10, 2004.

Mandatory Conversion of the Preferred Stock at Our Option:

On or after March 15, 2009, we may, at our option, cause each share of preferred stock to be automatically converted into that number of shares of common stock equal to $1,000.00 divided by the then prevailing conversion price. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days (including the last trading day of such period), the closing price of our common stock exceeds 130% of the then prevailing conversion price of the preferred stock.

In addition, if there are less than 25,000 shares of preferred stock outstanding, we may, on or after March 15, 2009, at our option, cause the preferred stock to be automatically converted into that number of shares of common stock equal to the liquidation preference divided by the lesser of the then prevailing conversion price or the average closing price of the common stock for the five trading day period ending on the second day immediately preceding the date fixed for conversion.

Investing in our preferred or common stock involves risks. Please read carefully the section entitled “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 , 2004

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling securityholders. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

i

PROSPECTUS SUMMARY

This summary may not contain all the information that may be important to you. You should read this entire prospectus and the documents to which we have referred you before making an investment decision. You should carefully consider the information set forth under “Risk Factors.” In addition, certain statements include forward-looking information which involves risks and uncertainties. See “Forward-Looking Statements.”

Chesapeake

We are one of the six largest independent natural gas producers in the United States in terms of natural gas produced, owning interests in approximately 17,000 producing oil and gas wells. Our internally-estimated proved oil and natural gas reserves as of March 31, 2004, pro forma for our recent acquisition of Greystone Petroleum LLC, were approximately 3.8 tcfe. Approximately 89% of our pro forma proved reserves by volume at March 31, 2004 were natural gas, and approximately 80% of our proved oil and natural gas reserves by volume at March 31, 2004 were located in our primary operating area—the Mid-Continent region of the United States, which includes Oklahoma, western Arkansas, southwestern Kansas and the Texas Panhandle. In addition, we are building secondary operating areas in the Permian Basin of western Texas and eastern New Mexico, in the Ark-La-Tex basin of eastern Texas and northern Louisiana and in the South Texas and Texas Gulf Coast regions.

Since January 1, 1998, we have been one of the most active consolidators of onshore U.S. natural gas assets, having purchased or agreed to purchase approximately 3.3 tcfe at a total cost of approximately $3.9 billion (excluding the impact of deferred taxes in connection with certain corporate acquisitions). In 2004 to date, we have remained active in the acquisitions market. In January 2004, we purchased Permian Basin and Mid-Continent oil and gas assets by acquiring privately-held Concho Resources Inc. for cash consideration of $420 million (excluding employee severance and other miscellaneous costs). We also completed five other smaller acquisitions in 2004 for $165 million. Through these six acquisitions, we acquired an internally estimated 366 bcfe of proved oil and natural gas reserves and added 82 mmcfe to our estimated daily production.

Most recently, on June 2, 2004, we acquired Greystone Petroleum LLC, a privately-held oil and natural gas company, for $425 million in cash. In this transaction, we acquired an internally-estimated 214 bcfe of proved reserves and added 45 mmcfe to our estimated daily production.

Our executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (408) 848-8000.

The Offering

On March 30, 2004, we sold 255,000 shares of the preferred stock to the initial purchasers and 20,000 shares of the preferred stock to certain of our officers in separate private offerings. On April 5, 2004, we sold an additional 38,250 shares of the preferred stock to the initial purchasers following the exercise of the initial purchasers’ over-allotment option. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed, for the benefit of the holders of the preferred stock, to file a shelf registration statement with the SEC by July 28, 2004 with respect to resales of the preferred stock and common stock issued upon the conversion thereof. We also agreed to use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act by November 26, 2004 and to keep the shelf registration statement effective until March 30, 2006 or such earlier date as of which the preferred stock and common stock issued upon the conversion thereof have been sold pursuant to the shelf registration statement.

Securities Offered	313,250 shares of 4.125% cumulative convertible preferred stock.

Dividends

Cumulative annual dividends of $41.25 per share payable quarterly in cash on each March 15, June 15, September 15 and December 15, commencing June 15, 2004, when, as and if declared by the board of directors. Dividends will be paid in arrears on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the preferred stock will accumulate and be cumulative from the date of issuance thereof. Accumulated dividends on the preferred stock will not bear interest.

Liquidation Preference	$1,000 per share, plus accumulated and unpaid dividends.

Ranking	The preferred stock will rank with respect to dividend rights and rights upon our liquidation, winding-up or dissolution:

•	senior to all of our common stock and to all of our other capital stock issued in the future unless the terms of that stock expressly provide that it ranks senior to, or on a parity with, the preferred stock;

•	on a parity with our existing 6.75% Cumulative Convertible Preferred Stock, our existing 6.00% Cumulative Convertible Preferred Stock, our existing 5.00% Cumulative Convertible Preferred Stock and with any of our capital stock issued in the future the terms of which expressly provide that it will rank on a parity with the preferred stock; and

•	junior to all of our capital stock the terms of which expressly provide that such stock will rank senior to the preferred stock.

We currently have 2,997,800 shares of 6.75% Cumulative Convertible Preferred Stock issued and outstanding, with an aggregate liquidation preference of $149.9 million, 4,600,000 shares of 6.00% Cumulative Convertible Preferred Stock issued and outstanding with an aggregate liquidation preference of $230.0 million and 1,725,000 shares of 5.00% Cumulative Convertible Preferred Stock issued and outstanding with an aggregate liquidation preference of $172.5 million.

Redemption	Shares of the preferred stock are not redeemable by us.

Conversion Rights	A holder may convert its preferred stock into a number of shares of our common stock equal to the conversion rate only under the following circumstances:

•	during any fiscal quarter after the fiscal quarter ending June 30, 2004 and only during such quarter, if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 130% of the applicable conversion price on such trading day (initially 130% of $16.65, or $21.65);

•	during the five business day period after any five consecutive trading-day period in which the trading price per share of the preferred stock for each day of that period was less than 98% of the product of the closing sale price of our common stock and the applicable conversion rate on each such day; or

•	upon the occurrence of certain corporate transactions described under “Description of Preferred Stock—Conversion Rights—Events Triggering Conversion Rights—Conversion Rights upon Occurrence of Certain Corporation Transactions.”

Mandatory Conversion

On or after March 15, 2009, we may, at our option, cause the preferred stock to be automatically converted into that number of shares of common stock that are issuable at the then prevailing conversion price. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days (including the last trading day of such period), the closing price of our common stock exceeds 130% of the then prevailing conversion price of the preferred stock.

Change of Control

Except as provided below, upon a change of control, each holder of preferred stock shall, in the event that the market value of our common stock at such time is less than the conversion price, have a one-time option to convert all of its shares of preferred stock into shares of common stock at an adjusted conversion price equal to the greater of (x) the market value of the common stock (determined as described herein) and (y) $8.0733.

In lieu of issuing the shares of common stock issuable upon conversion in the event of a change of control, we may, at our option, make a cash payment equal to the market value of such common stock otherwise issuable as of the change of control date.

Notwithstanding the foregoing, upon a change of control in which (1) each holder of our common stock receives consideration consisting solely of common stock of the successor, acquiror or other third party that is listed on a national securities exchange or quoted on the NASDAQ National Market and (2) all our common stock has been exchanged for, converted into or acquired for common stock of the successor, acquiror or other third party and the preferred stock becomes convertible solely into such common stock, the conversion price will not be adjusted as described above.

Voting Rights

Except as required by Oklahoma law and our certificate of incorporation, which includes the certificate of designation for the preferred stock, the holders of preferred stock will have no voting rights unless dividends payable on the preferred stock are in arrears for six or more quarterly periods. In that event, the holders of the preferred stock, voting as a single class with the shares of any other preferred stock or preference securities having similar voting rights (including the existing preferred stock), will be entitled at the next regular or special meeting of our stockholders to elect two directors and the number of directors that comprise our board will be increased by the number of directors so elected. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the preferred stock has been paid in full. The affirmative consent of holders of at least 66 2/3% of the outstanding preferred stock will be required for the issuance of any class or series of stock (or security convertible into stock) ranking senior to the preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution and for amendments to our certificate of incorporation that would affect adversely the rights of holders of the preferred stock.

Tax Consequences

The U.S. Federal income tax consequences of purchasing, owning and disposing of the preferred stock and any common stock received upon its conversion are described in “Federal Income Tax Considerations.” Prospective investors are urged to consult their own tax advisors regarding the tax consequences of purchasing, owning and disposing of the preferred stock and any common stock received upon its conversion in light of their personal investment circumstances, including consequences resulting from the possibility that actual or constructive distributions on the preferred stock may exceed our current and accumulated earnings and profits, as calculated for U.S. Federal income tax purposes, in which case they would not be treated as dividends for U.S. Federal income tax purposes.

Common Stock	Our common stock is listed for trading on the NYSE under the symbol “CHK.”

Risk Factors

An investment in the preferred stock involves certain risks that a potential investor should carefully evaluate prior to making an investment in the preferred stock. See “Risk Factors.”

RISK FACTORS

In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following factors relating to our company, our preferred stock and our common stock should be considered carefully before making an investment decision.

Risks Relating to Our Business

Oil and gas prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

Our revenues, operating results, profitability, future rate of growth and the carrying value of our oil and gas properties depend primarily upon the prices we receive for the oil and gas we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow from banks is subject to periodic redeterminations based on prices specified by our bank group at the time of redetermination. In addition, we may have ceiling test write-downs in the future if prices fall significantly.

Historically, the markets for oil and gas have been volatile and they are likely to continue to be volatile. Wide fluctuations in oil and gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and other factors that are beyond our control, including:

•	worldwide and domestic supplies of oil and gas;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil-producing regions; and

•	the overall economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and gas price movements with any certainty. Declines in oil and gas prices would not only reduce revenue, but could reduce the amount of oil and gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, oil and gas prices do not necessarily move in tandem. Because approximately 89% of our proved reserves at March 31, 2004 are natural gas reserves, we are more affected by movements in natural gas prices.

Our level of indebtedness and preferred stock may adversely affect operations and limit our growth, and we may have difficulty making debt service and preferred stock dividend payments on our indebtedness and preferred stock, including the preferred stock offered hereby, as such payments become due.

As of March 31, 2004, we had long-term indebtedness of $2.0 billion, none of which was bank indebtedness. Our long-term indebtedness represented 46% of our total book capitalization at March 31, 2004. We expect to continue to be highly leveraged in the foreseeable future.

Our level of indebtedness and preferred stock affects our operations in several ways, including the following:

•	a significant portion of our cash flows must be used to service our indebtedness and pay dividends on preferred stock, and our business may not generate sufficient cash flow from operations to enable us to continue to meet our obligations under our indebtedness and our stated dividends on our preferred stock;

•	a high level of debt and preferred stock increases our vulnerability to general adverse economic and industry conditions;

•	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;

•	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry, and the rights and preferences applicable to our preferred stock may limit our ability to pay dividends on our preferred stock; and

•	a high level of debt and preferred stock may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or other general corporate purposes.

We may incur additional debt, including significant secured indebtedness or issue additional series of preferred stock, in order to make future acquisitions or to develop our properties. A higher level of indebtedness and additional preferred stock increases the risk that we may default on our existing debt obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, oil and gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flow to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

In addition, our bank borrowing base is subject to periodic redeterminations. We could be forced to repay a portion of our bank borrowings due to redeterminations of our borrowing base. If we are forced to do so, we may not have sufficient funds to make such repayments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell significant assets. Any such sale could have a material adverse effect on our business and financial results.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial and other resources than we do.

We operate in the highly competitive areas of oil and natural gas acquisition, development, exploitation, exploration and production. We face intense competition from both major and other independent oil and natural gas companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

Our hedging activities may reduce the realized prices received for our oil and gas sales and require us to provide collateral for hedging liabilities.

In order to manage our exposure to price volatility in marketing our oil and gas, we enter into oil and gas price risk management arrangements for a portion of our expected production. Commodity price hedging may limit the prices we actually realize and therefore reduce oil and gas revenues in the future. The fair value of our oil and gas derivative instruments outstanding as of March 31, 2004 was a liability of approximately $169 million. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

•	the counterparties to our contracts fail to perform under the contracts.

Some of our commodity price and interest rate risk management arrangements require us to deliver cash collateral or other assurances of performance to the counterparties in the event that our payment obligations exceed certain levels. As of March 31, 2004, we were required to post a total of $75.0 million of collateral with our counterparties through letters of credit issued under our bank credit facility with respect to commodity price and financial risk management transactions. As of June 10, 2004, we were required to post a total of $92.0 million of collateral. Future collateral requirements are uncertain and will depend on arrangements with our counterparties, highly volatile natural gas and oil prices and fluctuations in interest rates.

The actual quantities and present value of our proved reserves may prove to be lower than we have estimated.

This prospectus and the documents incorporated by reference herein contain estimates of our proved reserves and the estimated future net revenues from our proved reserves and estimates relating to recent acquisitions. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties.

At December 31, 2003, approximately 26% of our estimated proved reserves by volume were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. These reserve estimates include the assumption that we will make significant capital expenditures to develop the reserves, including $351 million in 2004. You should be aware that the estimated costs may not be accurate, development may not occur as scheduled and results may not be as estimated.

You should not assume that the present values referred to in this prospectus and the documents incorporated by reference herein represent the current market value of our estimated oil and gas reserves. In accordance with SEC requirements, the estimates of our present values are based on prices and costs as of the date of the estimates. The December 31, 2003 present value is based on weighted average oil and gas prices of $30.22 per barrel of oil and $5.68 per mcf of natural gas. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of an estimate.

Any changes in consumption by oil and gas purchasers or in governmental regulations or taxation will also affect actual future net cash flows.

The timing of both the production and the costs for the development and production of oil and gas properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. Future interest rates and the risks associated with our business or the oil and gas industry in general will affect the accuracy of the 10% discount factor.

Reserve estimates of properties acquired in 2004 have not been prepared by independent petroleum engineers. Our internal estimates may not be as reliable as estimates of those reserves by independent engineers.

Our estimates of proved reserves attributed to our 2004 acquisitions, including our recent acquisitions, included herein or incorporated by reference in this prospectus have not been reviewed or reported on by independent petroleum engineers. These estimates were prepared by our own engineers and professionals using criteria otherwise in compliance with SEC rules. Furthermore, our internal reserve estimates for these acquisitions are based upon data available to us which may not be as complete as data available on our other properties. Oil and gas pricing can affect estimates of quantities of proved reserves due to the impact of pricing on ultimate economic recovery. Estimates prepared by independent engineers might be different than our internal estimates.

We may not have funds sufficient to make the significant capital expenditures required to replace our reserves.

Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations, our bank credit facility and debt and equity issuances. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and gas, and our success in developing and producing new reserves. If revenue were to decrease as a result of lower oil and gas prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. If our cash flows from operations are not sufficient to fund our capital expenditure budget, we may not be able to access additional bank debt, debt or equity or other methods of financing to meet these requirements.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves will decline over time. In addition, approximately 26% of our total estimated proved reserves by volume at December 31, 2003 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. We may not be able to successfully find and produce reserves economically in the future. In addition, we may not be able to acquire proved reserves at acceptable costs.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

A significant portion of our recent growth is due to acquisitions of exploration and production companies, producing properties and undeveloped leasehold. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise.

We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties.

Competition for producing oil and gas properties is intense and many of our competitors have financial and other resources that are substantially greater than those available to us. Therefore, we may not be able to acquire oil and gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

Additionally, significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or be in different geographic locations than our existing properties. It is our current intention to continue focusing on acquiring properties with development and exploration potential located in the Mid-Continent, South Texas, Ark-La-Tex and Permian regions. To the extent that we acquire properties substantially different from the properties in our primary operating regions or acquire properties that require different technical expertise, we may not be able to realize the economic benefits of these acquisitions as efficiently as in our prior acquisitions.

Future price declines may result in a writedown of our asset carrying values.

We utilize the full cost method of accounting for costs related to our oil and gas properties. Under this method, all such costs (for both productive and nonproductive properties) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the unit-of-production method. However, these capitalized costs are subject to a ceiling test which limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved oil and gas reserves discounted at 10% plus the lower of cost or market value of unproved properties. The full cost ceiling is evaluated at the end of each quarter using the prices for oil and gas at that date, adjusted for the impact of derivatives accounted for as cash flow hedges. A significant decline in oil and gas prices from current levels, or other factors, without other mitigating circumstances, could cause a future writedown of capitalized costs and a non-cash charge against future earnings. Our aggregate present value of future net revenues plus the value of the unproved properties would equal the recorded net book value of our oil and gas properties at December 31, 2003, assuming an index price of approximately $3.25 per mcf for gas and $32.25 per barrel for oil. If index prices were to fall below these levels, we could experience a writedown of the book value of our oil and gas assets.

Oil and gas drilling and producing operations are hazardous and expose us to environmental liabilities.

Oil and gas operations are subject to many risks, including well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these risks occurs, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and penalties; and

•	suspension of operations.

Our liability for environmental hazards includes those created either by the previous owners of properties that we purchase or lease or by acquired companies prior to the date we acquire them. We maintain insurance against some, but not all, of the risks described above. Our insurance may not be adequate to cover casualty losses or liabilities. Also, in the future we may not be able to continue to obtain insurance at premium levels that justify its purchase.

Exploration and development drilling may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations. The new wells we drill or participate in may not be productive and we may not recover all or any portion of our drilling costs. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry wells or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	title problems;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental requirements; and

•	the high cost, or shortages or delays in the availability of drilling rigs and equipment.

The loss of key personnel could adversely affect our ability to operate.

We depend, and will continue to depend in the foreseeable future, on the services of our officers and key employees with extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil and gas properties, marketing oil and gas production, and developing and executing financing and hedging strategies. Our ability to retain our officers and key employees is important to our continued success and growth. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on our business. We do not maintain key person life insurance on any of our personnel.

Lower oil and gas prices could negatively impact our ability to borrow.

Our bank credit facility limits our borrowings to $500 million based on current bank commitments as of the date of this prospectus. The borrowing base, currently $600 million, is determined periodically at the discretion of a majority of the banks and is based in part on oil and gas prices. Additionally, some of our indentures contain covenants limiting our ability to incur indebtedness in addition to that incurred under our bank credit facility. These indentures limit our ability to incur additional indebtedness unless we meet one of two alternative tests. The first alternative is based on our adjusted consolidated net tangible assets (as defined in all of our indentures), which is determined using discounted future net revenues from proved oil and gas reserves as of the end of each year. The second alternative is based on the ratio of our adjusted consolidated EBITDA (as defined in all of our indentures) to our adjusted consolidated interest expense over a trailing twelve-month period. As of the date of this prospectus, we are permitted to incur significant additional indebtedness under both of these debt incurrence tests. Lower oil and gas prices in the future could reduce our adjusted consolidated EBITDA, as well as our adjusted consolidated net tangible assets, and thus could reduce our ability to incur additional indebtedness.

Risks Relating to Our Preferred Stock

We may not be able to pay cash dividends on the preferred stock.

We are required to pay all declared dividends on the preferred stock in cash. Our existing indentures limit, and any indentures that we enter into in the future will likely limit, our ability to pay cash dividends on our capital stock. Specifically, under our existing indentures, we may pay cash dividends and make other distributions on or in respect of our capital stock, including the preferred stock, only if certain financial tests are met. In the event that any of our indentures or other financing agreements in the future restrict our ability to pay cash dividends on the preferred stock, we will be unable to pay cash dividends on the preferred stock unless we can refinance amounts outstanding under those agreements.

Under Oklahoma law, cash dividends on capital stock may only be paid from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the then current or the preceding fiscal year. Unless we continue to operate profitably, our ability to pay cash dividends on the preferred stock would require the availability of adequate “surplus,” which is defined as the excess, if any, of our net assets (total assets less total liabilities) over our capital. Further, even if adequate surplus is available to pay cash dividends on the preferred stock, we may not have sufficient cash to pay dividends on the preferred stock.

You may be unable to convert the preferred stock into our common stock.

You may convert shares of preferred stock into common stock only if (1) the closing sale price of our common stock reaches, or the trading price of the preferred stock falls below, specified thresholds or (2) specified corporate transactions have occurred. Your inability to convert the preferred stock may adversely affect its value.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

For purposes of determining the ratio of earnings to fixed charges and preferred dividends, earnings are defined as net income before income taxes, cumulative effect of accounting change, pretax gain or loss of equity investees, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized and excluding the effect of unrealized gains or losses on interest rate derivatives), and amortization of debt expenses and discount or premium relating to any indebtedness. Preference dividends consist of preferred stock dividends “grossed up” to reflect the pre-tax amount.

	Year Ended December 31,										Quarter Ended March 31,
	1999		2000		2001		2002		2003		2004
Ratio of earnings to fixed charges and preferred dividends	1.1	x	2.8	x	4.2	x	1.3	x	3.3	x	3.8	x

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the preferred stock or the common stock contemplated by this prospectus. Please read “Selling Securityholders” for a list of the persons receiving proceeds from the sale of the preferred stock or the underlying common stock.

BUSINESS

We are one of the six largest independent natural gas producers in the United States in terms of natural gas produced, owning interests in approximately 17,000 producing oil and gas wells. Our internally-estimated proved oil and natural gas reserves as of March 31, 2004, pro forma for our recent acquisition of Greystone Petroleum LLC, were approximately 3.8 tcfe. Approximately 89% of our pro forma proved reserves by volume at March 31, 2004 were natural gas, and approximately 80% of our proved oil and natural gas reserves by volume at March 31, 2004 were located in our primary operating area—the Mid-Continent region of the United States, which includes Oklahoma, western Arkansas, southwestern Kansas and the Texas Panhandle. In addition, we are building secondary operating areas in the Permian Basin of western Texas and eastern New Mexico, in the Ark-La-Tex basin of eastern Texas and northern Louisiana and in the South Texas and Texas Gulf Coast regions.

Since January 1, 1998, we have been one of the most active consolidators of onshore U.S. natural gas assets, having purchased or agreed to purchase approximately 3.3 tcfe at a total cost of approximately $3.9 billion (excluding the impact of deferred taxes in connection with certain corporate acquisitions). In 2004 to date, we have remained active in the acquisitions market. In January 2004, we purchased Permian Basin and Mid-Continent oil and gas assets by acquiring privately-held Concho Resources Inc. for cash consideration of $420 million (excluding employee severance and other miscellaneous costs). We also completed five other smaller acquisitions in 2004 for $165 million. Through these six acquisitions, we acquired an internally estimated 366 bcfe of proved oil and natural gas reserves and added 82 mmcfe to our estimated daily production.

Most recently, on June 2, 2004, we acquired Greystone Petroleum LLC, a privately-held oil and natural gas company, for $425 million in cash. In this transaction, we acquired an internally-estimated 214 bcfe of proved reserves and added 45 mmcfe to our estimated daily production.

Additional information concerning our company is included in our reports and other documents incorporated by reference in this prospectus. Please read “Where You Can Find More Information.”

DESCRIPTION OF THE PREFERRED STOCK

The following is a summary of certain provisions of the certificate of designation for our 4.125% Cumulative Convertible Preferred Stock (which we will refer to as the “Convertible Preferred Stock”). A copy of the certificate of designation and the form of Convertible Preferred Stock share certificate are available upon request from us at the address set forth under “Where You Can Find More Information.” The following summary of the terms of Convertible Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designation. As used in this section, the terms the “Company,” “us”, “we” or “our” refer to Chesapeake Energy Corporation and not any of its subsidiaries.

General

Under our certificate of incorporation, our board of directors is authorized, without further stockholder action, to issue up to 20,000,000 shares of preferred stock, par value $.01 per share, in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor. We have 10,013,950 shares of authorized preferred stock that are undesignated. We have 2,997,800 shares of preferred stock that are designated as 6.75% Cumulative Convertible Preferred Stock, of which all are currently outstanding, 4,600,000 shares of preferred stock that are designated as 6.00% Cumulative Convertible Preferred Stock, of which all are currently outstanding, 1,725,000 shares of preferred stock that are designated as 5.00% Cumulative Convertible Preferred Stock, of which all are currently outstanding and 313,250 shares of preferred stock that are designated as 4.125% Cumulative Convertible Preferred Stock, of which all are currently outstanding. The board of directors has also authorized the issuance of up to 350,000 shares of Series A Junior Participating Convertible Preferred Stock in connection with the adoption of our share rights plan in July 1998. None of these shares are currently outstanding.

When issued, the Convertible Preferred Stock and any common stock issued upon the conversion of the Convertible Preferred Stock will be fully paid and nonassessable. The holders of the Convertible Preferred Stock will have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or other securities of the Company of any class. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of both the Convertible Preferred Stock and common stock is UMB Bank, N.A.

The Convertible Preferred Stock is subject to mandatory conversion, as described below in “—Mandatory Conversion,” but is not redeemable by us.

Ranking

The Convertible Preferred Stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, ranks:

•	senior to all classes of our common stock and to the Series A Junior Participating Convertible Preferred Stock and each other class of capital stock or series of preferred stock established after the original issue date of the Convertible Preferred Stock (which we will refer to as the “Issue Date”), the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Junior Stock”);

•	on a parity, in all respects, with our existing 6.75% Cumulative Convertible Preferred Stock, our existing 6.00% Cumulative Convertible Preferred Stock, our existing 5.00% Cumulative Convertible Preferred Stock and with any class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Parity Stock”); and

•	junior to each class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Senior Stock”).

While any shares of Convertible Preferred Stock are outstanding, we may not authorize or issue any class or series of Senior Stock (or any security convertible into Senior Stock) without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Convertible Preferred Stock. Without the consent of any holder of Convertible Preferred Stock, however, we may authorize, increase the authorized amount of, or issue any class or series of Parity Stock or Junior Stock. See “—Voting Rights” below.

Dividends

Holders of shares of Convertible Preferred Stock will be entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative cash dividends at the rate per annum of 4.125% per share on the liquidation preference thereof of $1,000 per share of Convertible Preferred Stock (equivalent to $41.25 per annum per share). Dividends on the Convertible Preferred Stock will be payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing June 15, 2004 (each, a “Dividend Payment Date”) at such annual rate, and shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the Issue Date of the Convertible Preferred Stock, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends. Dividends will be payable to holders of record as they appear on our stock register on the immediately preceding March 1, June 1, September 1 and December 1 (each, a “Record Date”). Accumulations of dividends on shares of Convertible Preferred Stock do not bear interest. Dividends payable on the Convertible Preferred Stock for any period less than a full dividend period (based upon the number of days elapsed during the period) are computed on the basis of a 360-day year consisting of twelve 30-day months.

No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Convertible Preferred Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid or declared and a sufficient sum set apart for the payment of such dividend, upon all outstanding shares of Convertible Preferred Stock.

No dividends or other distributions (other than a dividend or distribution payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock) and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by us or on our behalf (except by conversion into or exchange for shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock)) unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum sufficient for the payment thereof is set apart for such payment, on the Convertible Preferred Stock and any Parity Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the preceding, if full dividends have not been paid on the Convertible Preferred Stock and any Parity Stock, dividends may be declared and paid on the Convertible Preferred Stock and such Parity Stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the Convertible Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of the Convertible Preferred Stock and such Parity Stock bear to each other. Holders of shares of the Convertible Preferred Stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the Convertible Preferred Stock, is limited by the terms of the Company’s outstanding indebtedness. In addition, our ability to declare and pay dividends may be limited by applicable Oklahoma law. See “Risk Factors—Risks Relating to Our Preferred Stock—We may not be able to pay cash dividends on the preferred stock.”

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of Convertible Preferred Stock will be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of Junior Stock (including common stock), a liquidation preference in the amount of $1,000 per share of the Convertible Preferred Stock, plus accumulated and unpaid dividends on the shares to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the Convertible Preferred Stock and all Parity Stock are not paid in full, the holders of the Convertible Preferred Stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of the Convertible Preferred Stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

The certificate of designation will not contain any provision requiring funds to be set aside to protect the liquidation preference of the Convertible Preferred Stock even though it is substantially in excess of the par value thereof.

Voting Rights

The holders of the Convertible Preferred Stock will have no voting rights except as set forth below or as otherwise required by Oklahoma law from time to time.

If dividends on the Convertible Preferred Stock are in arrears and unpaid for six or more quarterly periods (whether or not consecutive), the holders of the Convertible Preferred Stock, voting as a single class with any other preferred stock or preference securities having similar voting rights that are exercisable (including our existing 6.75% Cumulative Convertible Preferred Stock, our existing 6.00% Cumulative Convertible Preferred Stock and our existing 5.00% Cumulative Convertible Preferred Stock), will be entitled at our next regular or special meeting of stockholders to elect two additional directors to our board of directors. Upon the election of any additional directors, the number of directors that comprise our board shall be increased by such number of additional directors. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Convertible Preferred Stock has been paid in full.

In addition, the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Convertible Preferred Stock will be required for the authorization or issuance of any class or series of Senior Stock (or any security convertible into Senior Stock) and for amendments to our certificate of incorporation that would affect adversely the rights of holders of the Convertible Preferred Stock. The certificate of designation will provide that the authorization of, the increase in the authorized amount of, or the issuance of any shares of any class or series of Parity Stock or Junior Stock will not require the consent of the holders of the Convertible Preferred Stock, and will not be deemed to affect adversely the rights of the holders of the Convertible Preferred Stock.

In all cases in which the holders of Convertible Preferred Stock shall be entitled to vote, each share of Convertible Preferred Stock shall be entitled to one vote.

Conversion Rights

Each share of Convertible Preferred Stock will be convertible only on or after the occurrence of the conversion triggering events described below at the option of the holder thereof into 60.0555 shares of common stock (which is calculated using an initial conversion price of $16.65 per share of common stock) subject to adjustment as described below (and we refer to such price or adjusted price as the “Conversion Price”). See “—Events Triggering Conversion Rights” below.

With respect to any shares of Convertible Preferred Stock that are “restricted securities” on the date of conversion, the shares of common stock distributed upon conversion will be treated as “restricted securities,” will bear a legend to such effect and will not be transferable by the recipient thereof except pursuant to an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act. All such shares will be issued in physical certificated form and will not be eligible for receipt in global form through the facilities of the Depositary. With respect to shares of Convertible Preferred Stock that are no longer “restricted securities” on a conversion date, either as a result of a resale of the Convertible Preferred Stock pursuant to the shelf registration statement of which this prospectus forms a part or otherwise, all shares of common stock distributed upon conversion will be freely transferable without restriction under the Securities Act (other than by our affiliates), and such shares will be eligible for receipt in global form through the facilities of the Depositary.

The holders of shares of Convertible Preferred Stock at the close of business on a Record Date will be entitled to receive the dividend payment on those shares on the corresponding Dividend Payment Date notwithstanding the conversion of such shares following that Record Date or our default in payment of the dividend due on that Dividend Payment Date. However, shares of Convertible Preferred Stock surrendered for conversion during the period between the close of business on any Record Date and the close of business on the business day immediately preceding the applicable Dividend Payment Date must be accompanied by payment of an amount equal to the dividend payable on such shares on that Dividend Payment Date. A holder of shares of Convertible Preferred Stock on a Record Date who (or whose transferee) tenders any shares for conversion on the corresponding Dividend Payment Date will receive the dividend payable by us on the Convertible Preferred Stock on that date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of Convertible Preferred Stock for conversion. Except as provided above with respect to a voluntary conversion, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of common stock issued upon conversion.

Events Triggering Conversion Rights

A holder’s right to convert its shares of Convertible Preferred Stock will arise only upon the occurrence of the events specified in this section.

Conversion Rights Based on Trading Price of Our Common Stock. A holder may surrender shares of Convertible Preferred Stock for conversion into shares of common stock during any fiscal quarter after the fiscal quarter ending June 30, 2004 (and only during such fiscal quarter) if the Closing Sale Price of our common stock for at least 20 Trading Days in a period of 30 consecutive Trading Days ending on the last Trading Day of the immediately preceding fiscal quarter is more than 130% of the Conversion Price on such Trading Day. If this Closing Sale Price condition is not satisfied at the end of any fiscal quarter, then conversion pursuant to this provision will not be permitted in the following fiscal quarter.

The term “Trading Day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on Nasdaq or, if our common stock is not quoted on Nasdaq, on the principal other market on which our common stock is then traded.

The “Closing Sale Price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal

United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by Nasdaq or by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the Closing Sale Price on the basis we consider appropriate.

Conversion Upon Satisfaction of Trading Price Condition. Holders may surrender their shares of Convertible Preferred Stock for conversion into common stock during the five business day period after any five consecutive Trading-Day period in which the Trading Price of the Convertible Preferred Stock for each day of that five Trading Day period was less than 98% of the product of the Closing Sale Price of our common stock and the conversion rate in effect on each such day.

The “Trading Price” of the Convertible Preferred Stock on any date of determination means the average of the secondary market bid quotations obtained by us or the calculation agent for 5,000 shares of Convertible Preferred Stock at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers that we or the calculation agent selects; provided that if three such bids cannot reasonably be obtained by us or the calculation agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by us or the calculation agent, that one bid shall be used. If we or the calculation agent cannot reasonably obtain at least one bid for 5,000 shares of Convertible Preferred Stock from a nationally recognized securities dealer, then the Trading Price per share of Convertible Preferred Stock will be deemed to be less than 98% of the product of the Closing Sale Price of our common stock and the conversion rate.

Conversion Rights Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender shares of Convertible Preferred Stock for conversion into common stock at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction and, at the effective time, the right to convert shares of Convertible Preferred Stock into common stock will be changed into a right to convert such Convertible Preferred Stock into the kind and amount of cash, securities or other property of us or another person that the holder would have received if the holder had converted the holder’s Convertible Preferred Stock immediately prior to the transaction.

In addition, upon a Change of Control (as defined below under “—Change of Control”), holders of Convertible Preferred Stock shall, if the Market Value (as defined below under “—Conversion Price Adjustment”) at such time is less than the Conversion Price, have a one-time option to convert all of their outstanding shares of Convertible Preferred Stock into common stock as described in “—Change of Control.”

If we elect to:

•	distribute to all holders of our common stock rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at less than the average Closing Sale Price for the ten consecutive Trading Days immediately preceding the declaration date for such distribution; or

•	distribute to all holders of our common stock, cash, assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 5% of the Closing Sale Price of our common stock on the day immediately preceding the declaration date for such distribution;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your shares of Convertible Preferred Stock for conversion at any time until the earlier of the close of business on the business day immediately preceding the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to the conversion rate will be made and you will not be able to convert pursuant to this provision if you otherwise participate in the distribution without conversion.

Upon determination that holders of Convertible Preferred Stock are or will be entitled to convert their Convertible Preferred Stock into common stock in accordance with any of the foregoing provisions, we will issue a press release and publish such information on our website on the World Wide Web.

Mandatory Conversion

At any time on or after March 15, 2009, we may at our option cause the Convertible Preferred Stock to be automatically converted into that number of shares of common stock for each share of Convertible Preferred Stock equal to $1,000.00 (the liquidation preference per share of Convertible Preferred Stock) divided by the then prevailing Conversion Price. We may exercise this right only if the Closing Sale Price of our common stock exceeds 130% of the then prevailing Conversion Price for at least 20 Trading Days in a period of 30 consecutive Trading Days, including the last Trading Day of such 30-day period, ending on the Trading Day prior to our issuance of a press release announcing the mandatory conversion as described below.

To exercise the mandatory conversion right described above, we must issue a press release for publication on the Dow Jones News Service prior to the opening of business on the first Trading Day following any date on which the conditions described in the preceding paragraph are met, announcing such a mandatory conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the Convertible Preferred Stock (not more than four business days after the date of the press release) of the mandatory conversion announcing our intention to convert the Convertible Preferred Stock. The conversion date will be a date selected by us (which we will refer to as the “Mandatory Conversion Date”) and will be no more than five days after the date on which we issue such press release.

In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion shall state, as appropriate:

•	the Mandatory Conversion Date;

•	the number of shares of common stock to be issued upon conversion of each share of Convertible Preferred Stock;

•	the number of shares of Convertible Preferred Stock to be converted; and

•	that dividends on the Convertible Preferred Stock to be converted will cease to accrue on the Mandatory Conversion Date.

On and after the Mandatory Conversion Date, dividends will cease to accrue on the Convertible Preferred Stock called for a mandatory conversion and all rights of holders of such Convertible Preferred Stock will terminate except for the right to receive the shares of common stock issuable upon conversion thereof. The dividend payment with respect to the Convertible Preferred Stock called for a mandatory conversion on a date during the period between the close of business on any Record Date for the payment of dividends to the close of business on the corresponding Dividend Payment Date will be payable on such Dividend Payment Date to the record holder of such share on such Record Date if such share has been converted after such Record Date and prior to such Dividend Payment Date. Except as provided in the immediately preceding sentence with respect to a mandatory conversion, no payment or adjustment will be made upon conversion of Convertible Preferred Stock for accumulated and unpaid dividends or for dividends with respect to the common stock issued upon such conversion.

We may not authorize, issue a press release or give notice of any mandatory conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on the Convertible Preferred Stock for periods ended prior to the date of such conversion notice shall have been paid in cash.

In addition to the mandatory conversion provision described above, if there are fewer than 25,000 shares of Convertible Preferred Stock outstanding, we may, at any time on or after March 15, 2009, at our option, cause the Convertible Preferred Stock to be automatically converted into that number of shares of common stock equal to $1,000.00 (the liquidation preference per share of Convertible Preferred Stock) divided by the lesser of the then prevailing Conversion Price and the Market Value for the five Trading Day period ending on the second Trading Day immediately prior to the Mandatory Conversion Date. The provisions of the immediately preceding four paragraphs shall apply to any such mandatory conversion; provided, however, that (1) the Mandatory Conversion Date will not be less than 15 days nor more than 30 days after the date on which we issue a press release announcing such mandatory conversion and (2) the press release and notice of mandatory conversion will not state the number of shares of common stock to be issued upon conversion of each share of Convertible Preferred Stock.

Fractional Shares

No fractional shares of common stock or securities representing fractional shares of common stock will be issued upon conversion, whether voluntary or mandatory. Any fractional interest in a share of common stock resulting from conversion will be paid in cash based on the last reported sale price of the common stock on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the common stock) at the close of business on the Trading Day next preceding the date of conversion.

Conversion Price Adjustment

The Conversion Price is subject to adjustment (in accordance with formulas set forth in the certificate of designation) in certain events, including:

•	any payment of a dividend (or other distribution) payable in shares of common stock on any class of our capital stock;

•	any issuance to all holders of shares of common stock of rights, options or warrants entitling them to subscribe for or purchase shares of common stock or securities convertible into or exchangeable for shares of common stock at less than the Market Value for the period ending on the date of issuance; provided, however, that no adjustment shall be made with respect to such a distribution if the holder of shares of Convertible Preferred Stock would be entitled to receive such rights, options or warrants upon conversion at any time of shares of Convertible Preferred Stock into common stock; provided further, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur;

•	any subdivision, combination or reclassification of the common stock;

•	any dividend or distribution to all holders of shares of common stock (other than a dividend or distribution referred to in the second bullet point above) made pursuant to any shareholder rights plan, “poison pill” or similar arrangement and excluding dividends payable upon the Convertible Preferred Stock;

•	any distribution by us consisting exclusively of cash to all holders of our common stock, excluding any cash dividend on our common stock to the extent that the aggregate cash dividend per share of our common stock in any quarterly period does not exceed $0.055 (the “dividend threshold amount”); the dividend threshold amount is subject to adjustment under the same circumstances under which the Conversion Price is subject to adjustment; provided, however, that no adjustment will be made to the dividend threshold amount for any adjustment made to the Conversion Price pursuant to this clause, in which event the Conversion Price will be adjusted by multiplying:

(1) the Conversion Price by

(2) a fraction, the numerator of which will be the current market price of a share of our common stock minus the amount per share of such dividend increase (as determined below) or distribution and the denominator of which will be the current market price of a share of our common stock.

If an adjustment is required to be made under this clause as a result of a cash dividend in any quarterly period that exceeds the dividend threshold amount, the adjustment would be based upon the amount by which the distribution exceeds the dividend threshold amount (the dividend increase). If an adjustment is otherwise required to be made under this clause, the adjustment would be based upon the full amount of the distribution;

•	the completion of a tender or exchange offer made by us or any of our subsidiaries for shares of common stock that involves an aggregate consideration that, together with (a) any cash and other consideration payable in a tender or exchange offer by us or any of our subsidiaries for shares of common stock expiring within the then-preceding 12 months in respect of which no adjustment has been made and (b) the aggregate amount of any such all-cash distributions referred to in the preceding bullet point to all holders of shares of common stock within the then-preceding 12 months in respect of which no adjustments have been made, exceeds 15% of our market capitalization on the expiration of such tender offer; or

•	a distribution to all holders of common stock consisting of evidences of indebtedness, shares of capital stock other than common stock or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above).

No adjustment of the Conversion Price will be required unless such adjustment would require an increase or decrease of at least 1.0% of the Conversion Price then in effect. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least 1.0% of such Conversion Price; provided, however, that with respect to adjustments to be made to the Conversion Price in connection with cash dividends paid by us, we will make such adjustments, regardless of whether such aggregate adjustments amount to 1.0% or more of the Conversion Price, no later than March 15 of each calendar year. We reserve the right to make such reductions in the Conversion Price in addition to those required in the foregoing provisions as we consider to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. If we elect to make such a reduction in the Conversion Price, we will comply with the requirements of securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price.

The term “Market Value” means the average Closing Sale Price of the common stock for a five consecutive Trading Day period on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the common stock).

If we distribute rights or warrants (other than those referred to in the second bullet point of the third preceding paragraph) pro rata to holders of shares of common stock, so long as any such rights or warrants have not expired or been redeemed by us, the holder of any Convertible Preferred Stock surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of common stock then issuable upon such conversion (which we will refer to as the “Conversion Shares”), a number of rights or warrants to be determined as follows:

•	if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (which we will refer to as the “Distribution Date”), the same number of rights or warrants to which a holder of a number of shares of common stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions applicable to the rights or warrants; and

•

if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of common stock into which such Convertible Preferred Stock was convertible immediately prior to such Distribution Date would have been entitled on such Distribution

Date had such Convertible Preferred Stock been converted immediately prior to such Distribution Date in accordance with the terms and provisions applicable to the rights or warrants.

The Conversion Price will not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants.

Following any reclassification, consolidation or merger of our company with or into another person or any merger of another person with or into us (with certain exceptions), or any sale or other disposition of all or substantially all of our assets (computed on a consolidated basis), a holder of a share of Convertible Preferred Stock then outstanding will, upon conversion of such Convertible Preferred Stock, be entitled to receive the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale or other disposition by a holder of the number of shares of common stock into which such Convertible Preferred Stock was convertible immediately prior thereto, after giving effect to any adjustment event.

Change of Control

Except as provided below, upon a Change of Control (as defined below), holders of Convertible Preferred Stock shall, if the Market Value at such time is less than the Conversion Price, have a one-time option to convert all of their outstanding shares of Convertible Preferred Stock into shares of common stock at an adjusted Conversion Price equal to the greater of (1) the Market Value as of the Change of Control Date and (2) $8.0733. This option shall be exercisable during a period of not less than 30 days nor more than 60 days commencing on the third business day after notice of the Change of Control is given by us in the manner specified in the certificate of designation. In lieu of issuing the shares of common stock issuable upon conversion in the event of a Change of Control, we may, at our option, make a cash payment equal to the Market Value for each share of such common stock otherwise issuable determined for the period ending on the Change of Control Date. Notwithstanding the preceding, upon a Change of Control in which (x) each holder of our common stock receives consideration consisting solely of common stock of the successor, acquiror or other third party (and cash paid in lieu of fractional shares) that is listed on a national securities exchange or quoted on Nasdaq and (y) all our common stock has been exchanged for, converted into or acquired for common stock of the successor, acquiror or other third party (and cash in lieu of fractional shares), and the Convertible Preferred Stock becomes convertible solely into such common stock, the Conversion Price will not be adjusted as described in this paragraph.

The certificate of designation defines “Change of Control” as any of the following events:

•	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of our assets (determined on a consolidated basis) to any person or group (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than to Permitted Holders;

•	the adoption of a plan the consummation of which would result in our liquidation or dissolution;

•

the acquisition, directly or indirectly, by any person or group (as such term is used in Section 13(d)(3) of the Exchange Act), other than Permitted Holders, of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the aggregate voting power of our voting stock; provided, however, that the Permitted Holders beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of our voting stock than such other person or group and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of our board of directors (for the purposes of this definition, such other person or group shall be deemed to beneficially own any voting stock of a specified corporation held by a parent corporation, if such other person or group is the beneficial owner (as defined above), directly or indirectly, of more than 35% of the voting power of the voting stock of such parent corporation and the Permitted Holders beneficially own (as defined in this proviso), directly or indirectly, in the aggregate a lesser percentage of the voting power of the voting stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation); or

•	during any period of two consecutive years, individuals who at the beginning of such period comprised our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office.

For purposes of the definition of “Change of Control,” the term “Permitted Holders” means Aubrey K. McClendon and Tom L. Ward and their respective Affiliates (as defined in Rule 405 of the Securities Act).

The phrase “all or substantially all” of our assets is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of “all or substantially all” of our assets.

Consolidation, Merger and Sale of Assets

The certificate of designation provides that we may, without the consent of the holders of any of the outstanding Convertible Preferred Stock, consolidate with or merge into any other person or convey, transfer or lease all or substantially all our assets to any person or may permit any person to consolidate with or merge into, or transfer or lease all or substantially all its properties to, us; provided, however, that (a) the successor, transferee or lessee is organized under the laws of the United States or any political subdivision thereof; (b) the shares of Convertible Preferred Stock will become shares of such successor, transferee or lessee, having in respect of such successor, transferee or lessee the same powers, preferences and relative participating, optional or other special rights and the qualification, limitations or restrictions thereon, the Convertible Preferred Stock had immediately prior to such transaction; and (c) certain procedural conditions are met.

Under any consolidation by us with, or merger by us into, any other person or any conveyance, transfer or lease of all or substantially all our assets as described in the preceding paragraph, the successor resulting from such consolidation or into which we are merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of, ours under the shares of Convertible Preferred Stock, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the Convertible Preferred Stock.

SEC Reports

Whether or not we are required to file reports with the SEC, if any shares of Convertible Preferred Stock are outstanding, we must file with the SEC all such reports and other information as we would be required to file with the SEC by Sections 13(a) or 15(d) under the Exchange Act. See “Where You Can Find More Information.” We must supply each holder of Convertible Preferred Stock, upon request, without cost to such holder, copies of such reports or other information.

DESCRIPTION OF CHESAPEAKE CAPITAL STOCK

Set forth below is a description of the material terms of our capital stock. However, this description is not complete and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are available from us upon request. These documents have also been filed with the SEC. Please read “Where You Can Find More Information.”

Authorized Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share, of which 350,000 shares are designated as Series A Junior Participating Preferred Stock, 2,997,800 shares are designated as 6.75% Cumulative Convertible Preferred Stock, 4,600,000 shares are designated as 6.00% Cumulative Convertible Preferred Stock, 1,725,000 shares are designated as 5.00% Cumulative Convertible Preferred Stock and 313,250 shares are designated as 4.125% Cumulative Convertible Preferred Stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for dividends. In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All of the outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

We have 10,013,950 shares of authorized but unissued preferred stock that are undesignated. Currently 2,997,800 shares of preferred stock are designated as 6.75% Cumulative Convertible Preferred Stock, all of which are currently outstanding; 4,600,000 shares of preferred stock are designated as 6.00% Cumulative Convertible Preferred Stock, all of which are currently outstanding; 1,725,000 shares of preferred stock are designated as 5.00% Cumulative Convertible Preferred Stock, all of which are currently outstanding and 313,250 shares of preferred stock are designated as 4.125% Cumulative Convertible Preferred Stock, all of which are currently outstanding. Our board of directors has also authorized the issuance of up to 350,000 shares of Series A Junior Participating Preferred Stock in connection with the adoption of our shareholder rights plan in July 1998. None of these shares are currently outstanding. The Series A Preferred Stock is described below under “—Share Rights Plan.”

Our board of directors has the authority, without further shareholder approval, to issue shares of preferred stock from time to time in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing thereof.

While providing desirable flexibility for possible acquisitions and other corporate purposes, and eliminating delays associated with a shareholder vote on specific issuances, the issuance of preferred stock could adversely affect the voting power of holders of common stock, as well as dividend and liquidation payments on both common and preferred stock. It also could have the effect of delaying, deferring or preventing a change in control.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws and the Oklahoma General Corporation Act include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations and the availability of authorized but unissued common stock.

Classified Board of Directors. Our certificate of incorporation and bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Directors can only be removed for cause. A staggered board makes it more difficult for shareholders to change the majority of the directors.

Oklahoma Business Combination Statute. Section 1090.3 of the Oklahoma General Corporation Act prevents an “interested shareholder” from engaging in a “business combination” with an Oklahoma corporation for three years following the date the person became an interested shareholder, unless:

•	prior to the date the person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power of the corporation at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•	on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

The statute defines a “business combination” to include:

•	any merger or consolidation involving the corporation and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested shareholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series or voting power of the corporation owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the Oklahoma General Corporation Act.

For purposes of Section 1090.3, the term “corporation” also includes the corporation’s majority-owned subsidiaries.

In addition, Section 1090.3 defines an “interested shareholder,” generally, as any person that owns stock having 15% or more of all voting power of the corporation, any person that is an affiliate or associate of the corporation and owned stock having 15% or more of all voting power of the corporation at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

Stock Purchase Provisions. Our certificate of incorporation includes a provision which requires the affirmative vote of two-thirds of the votes cast by the holders, voting together as a single class, of all then outstanding shares of capital stock, excluding the votes by an interested shareholder, to approve the purchase of any of our capital stock from the interested shareholder at a price in excess of fair market value, unless the purchase is either (1) made on the same terms offered to all holders of the same securities or (2) made on the open market and not the result of a privately negotiated transaction.

Share Rights Plan

The Rights. On July 7, 1998, our board of directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. The distribution was paid on July 27, 1998 to the shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Preferred Stock at a price of $25.00, subject to adjustment.

The following is a summary of these rights. The full description and terms of the rights are set forth in a rights agreement with UMB Bank, N.A., as rights agent. Copies of the rights agreement and the certificate of designation for the Series A Preferred Stock are available free of charge. This summary description of the rights and the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the rights agreement and the certificate of designation for the Series A Preferred Stock.

Initially, the rights attached to all certificates representing shares of our outstanding common stock, and no separate rights certificates were distributed. The rights will separate from our common stock and the distribution date will occur upon the earlier of:

•	ten days following the date of public announcement that a person or group of persons has become an acquiring person; or

•	ten business days (or a later date set by the board of directors prior to the time a person becomes an acquiring person) following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer upon consummation of which the offeror would, if successful, become an acquiring person.

The earlier of these dates is called the distribution date.

The term “acquiring person” means any person who or which, together with all of its affiliates and associates, is the beneficial owner of 15% or more of our outstanding common stock, but does not include:

•	us or any of our subsidiaries or employee benefit plans;

•	Aubrey K. McClendon, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a “McClendon shareholder”);

•	Tom L. Ward, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing, or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a “Ward shareholder”);

•	Morgan Guaranty Trust Company of New York, in its capacity as pledgee of shares beneficially owned by a McClendon or Ward shareholder, or both, under any pledge agreement in effect on September 11, 1998, to the extent that upon the exercise by the pledgee of any of its rights or duties as pledgee, other than the exercise of any voting power by the pledgee or the acquisition of ownership by the pledgee, such pledgee becomes a beneficial owner of pledged shares; or

•	any person (other than the pledgee just described) that is neither a McClendon nor Ward shareholder, but who or which is the beneficial owner of common stock beneficially owned by a McClendon or Ward shareholder (a “second tier shareholder”), but only if the shares of common stock otherwise beneficially owned by a second tier shareholder (“second tier holder shares”) do not exceed the sum of (A) the holder’s second tier holder shares held on September 11, 1998 and (B) 1% of the shares of our common stock then outstanding (collectively, “exempt persons”).

The rights agreement provides that, until the distribution date, the rights will be transferred with and only with the common stock. Until the distribution date (or earlier redemption or expiration of the rights), new common stock certificates issued after July 27, 1998, upon transfer or new issuance of common stock, will contain a notation incorporating the rights agreement by reference. Until the distribution date or earlier redemption or expiration of the rights, the surrender for transfer of any certificate for common stock, outstanding as of July 27, 1998, even without a notation or a copy of a summary of the rights being attached, will also constitute the transfer of the rights associated with the common stock represented by the certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and these separate rights certificates alone will evidence the rights.

The rights are not exercisable until the distribution date. The rights will expire on July 27, 2008.

The purchase price payable, and the number of one one-thousandths of a share of Series A Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

•	upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then current market price of the Series A Preferred Stock; or

•	upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights and the number of one one-thousandths of a share of Series A Preferred Stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in the common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

In the event that following the date of public announcement that a person has become an acquiring person, we are acquired in a merger or other business combination transaction or more than 50% of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise of the right at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right (the “flip-over right”).

In the event that a person, other than an exempt person, becomes an acquiring person, proper provision will be made so that each holder of a right, other than the acquiring person and its affiliates and associates, will thereafter have the right to receive upon exercise that number of shares of common stock, or, if applicable, cash, other equity securities or property of us, having a market value equal to two times the purchase price of the rights (the “flip-in right”). Any rights that are or were at any time owned by an acquiring person will then become void.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. Upon exercise of the rights, no fractional shares of

Series A Preferred Stock will be issued other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Stock. Cash will be paid in lieu of fractional shares of Series A Preferred Stock that are not integral multiples of one one-hundredth of a share of Series A Preferred Stock.

At any time prior to the earlier to occur of (1) 5:00 p.m., Oklahoma City, Oklahoma time on the tenth day after the stock acquisition date or (2) the expiration of the rights, we may redeem the rights in whole, but not in part, at a price of $0.01 per right; provided, that (a) if the board of directors authorizes redemption on or after the time a person becomes an acquiring person, then the authorization must be by board approval and (b) the period for redemption may, upon board approval, be extended by amending the rights agreement. Board approval means the approval of a majority of our directors. Immediately upon any redemption of the rights described in this paragraph, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Our board of directors may amend the terms of the rights without the consent of the holders of the rights at any time and from time to time provided that any amendment does not adversely affect the interests of the holders of the rights. In addition, during any time that the rights are subject to redemption, the terms of the rights may be amended by the approval of a majority of the directors, including an amendment that adversely affects the interests of the holders of the rights, without the consent of the holders of rights.

Until a right is exercised, a holder will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to us or our shareholders, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Series A Preferred Stock, or other consideration.

The Series A Preferred Stock. Each one-thousandth of a share of the Series A Preferred Stock (a “preferred share fraction”) that may be acquired upon exercise of the rights will be nonredeemable and junior to any other shares of preferred stock that we may issue.

Each preferred share fraction will have a minimum preferential quarterly dividend rate of $0.01 per preferred share fraction but will, in any event, be entitled to a dividend equal to the per share dividend declared on the common stock.

In the event of liquidation, the holder of a preferred share fraction will receive a preferred liquidation payment equal to the greater of $0.01 per preferred share fraction or the per share amount paid in respect of a share of common stock.

Each preferred share fraction will have one vote, voting together with the common stock. The holders of preferred share fractions, voting as a separate class, will be entitled to elect two directors if dividends on the Series A Preferred Stock are in arrears for six fiscal quarters.

In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share fraction will be entitled to receive the per share amount paid in respect of each share of common stock.

The rights of holders of the Series A Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the economic value of one preferred share fraction that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

Shareholder Action

Except as otherwise provided by law or in our certificate of incorporation or bylaws, the approval by holders of a majority of the shares of common stock present in person or represented by proxy at a meeting and entitled to vote is sufficient to authorize, affirm, ratify or consent to a matter voted on by shareholders. Our bylaws provide that all questions submitted to shareholders will be decided by a plurality of the votes cast, unless otherwise required by law, our certificate of incorporation, stock exchange requirements or any certificate of designation. The Oklahoma General Corporation Act requires the approval of the holders of a majority of the outstanding stock entitled to vote for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of the certificate of incorporation. Our certificate of incorporation provides for a vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting as a single class, to amend, repeal or adopt any provision inconsistent with the provisions of the certificate of incorporation limiting director liability and stock purchases by us, and providing for staggered terms of directors and indemnity for directors. The same vote is also required for shareholders to amend, repeal or adopt any provision of our bylaws.

Under Oklahoma law, shareholders may take actions without the holding of a meeting by written consent or consents signed by the holders of a sufficient number of shares to approve the transaction had all of the outstanding shares of our capital stock entitled to vote thereon been present at a meeting. If shareholder action is taken by written consent, the rules and regulations of the SEC require us to send each shareholder entitled to vote on the matter, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

Transfer Agent and Registrar

UMB Bank, N.A. is the transfer agent and registrar for our common stock, our 6.75% Cumulative Convertible Preferred Stock, our 6.00% Cumulative Convertible Preferred Stock, our 5.00% Cumulative Convertible Preferred Stock and our 4.125% Cumulative Convertible Preferred Stock.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax consequences to holders (as defined below) of the purchase, ownership and disposition of the preferred stock and any common stock received upon its conversion. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final and temporary Treasury Regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to purchase shares of preferred stock, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, insurance companies, tax-exempt organizations, persons that hold the preferred stock or common stock as part of a straddle or conversion transaction or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who hold the preferred stock and common stock as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code. As used in this section, a “U.S. holder” is a beneficial owner of preferred stock or common stock that is for U.S. federal income tax purposes:

•	an individual U.S. citizen or resident alien;

•	a corporation, or entity taxable as a corporation that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose world-wide income is subject to U.S. federal income tax; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

A “non-U.S. holder” is a beneficial owner of preferred stock or common stock that is not a U.S. holder.

If a partnership holds preferred stock or common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, CONVERSION AND DISPOSITION OF PREFERRED STOCK AND COMMON STOCK RECEIVED AS A RESULT OF A CONVERSION OF PREFERRED STOCK.

Consequences to U.S. Holders of Preferred Stock or Common Stock

Distributions. The amount of any distribution to you with respect to preferred stock or common stock will be treated as a dividend, to the extent of our current or accumulated earnings and profits (“earnings and profits”) as determined under U.S. federal income tax principles. Dividends are generally taxed as ordinary income; however, dividends received by non-corporate holders in taxable years beginning on or before December 31, 2008, may qualify for taxation at lower rates applicable to long-term capital gains provided certain holding period and other requirements are satisfied. Non-corporate holders should consult their own tax advisors regarding the applicability of such lower rates under their particular factual situation. To the extent the amount of any distribution to you with respect to preferred stock or common stock exceeds our earnings and profits, the excess will be applied against and will reduce your tax basis (on a dollar-for-dollar basis) in the preferred stock or common stock, as the case may be. Any amount in excess of your tax basis will be treated as capital gain. If we are not able to make distributions on the preferred stock, the accreted liquidation preference of the preferred stock will increase and such increase may give rise to deemed dividend income to holders of the preferred stock in the amount of all, or a portion of, such increase.

Dividends to Corporate Shareholders. In general, a distribution which is treated as a dividend for U.S. federal income tax purposes and is made to a corporate shareholder with respect to the preferred stock or common stock will qualify for the 70% dividends-received deduction under Section 243 of the Code. Corporate shareholders should note, however, there can be no assurance that the amount of distributions made with respect to the preferred stock or the common stock will not exceed the amount of our earnings and profits in the future. Accordingly, there can be no assurance that the dividends-received deduction will be available in respect of distributions on the preferred stock or common stock.

In addition, there are many exceptions and restrictions relating to the availability of such dividends-received deduction such as restrictions relating to:

•	the holding period of stock the dividends on which are sought to be deducted;

•	debt-financed portfolio stock;

•	dividends treated as “extraordinary dividends” for purposes of Section 1059 of the Code; and

•	taxpayers that pay corporate alternative minimum tax.

Corporate shareholders should consult their own tax advisors regarding the extent, if any, to which such exceptions and restrictions may apply to their particular factual situation.

Sale or Other Disposition. Upon a sale or other disposition of preferred stock or common stock (other than an exchange of preferred stock for common stock pursuant to the conversion privilege), you generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property you receive on the sale or other disposition and your adjusted tax basis in the preferred stock or common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the preferred stock or common stock, as applicable, is more than one year. Long-term capital gains may qualify for reduced rates under U.S. federal income tax laws.

If, following a change of control, a holder of the preferred stock exercises the option described in “Description of Preferred Stock—Change of Control” and we elect to satisfy payment in cash, the transaction will generally be treated as a redemption for U.S. federal income tax purposes. The U.S. federal income tax treatment of such a redemption to a holder will depend on the particular facts relating to such holder at the time of the redemption. The receipt of cash in connection with such redemption will be treated as capital gain or loss from the sale or other disposition of the preferred stock (as discussed in the preceding paragraph), if, taking into account stock that is actually or constructively owned as determined under Section 318 of the Code:

•	your interest in our common and preferred stock is completely terminated as a result of such redemption;

•	your percentage ownership in our voting stock immediately after such redemption is less than 80% of your percentage ownership immediately before such redemption; or

•	such redemption is “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code).

If none of the above tests giving rise to sale treatment is satisfied, then a payment made in redemption of the preferred stock will be treated as a distribution that is taxable in the same manner as described above under “—Distributions,” and your adjusted tax basis in the redeemed preferred stock will be transferred to any remaining shares you hold in us. If you do not retain any stock ownership in us following such redemption, then you may lose your basis completely.

Conversion of Preferred Stock in Exchange for Common Stock. You generally will not recognize gain or loss by reason of receiving common stock in exchange for preferred stock upon conversion of the preferred stock, except gain or loss will be recognized with respect to any cash received in lieu of fractional shares and the fair market value of any shares of common stock attributable to dividend arrearages will be treated as a constructive distribution (to the extent not otherwise previously taken into account as a deemed dividend) as described above under “Distributions.” The adjusted tax basis of the common stock so acquired (and any fractional share interests treated as received and then exchanged for cash) will be equal to the tax basis of the shares of preferred stock exchanged, and the holding period of the common stock received will include the holding period of the preferred stock exchanged. The tax basis of any common stock treated as a constructive distribution will be equal to its fair market value on the date of the exchange, and the holding period of such stock will commence on the day after such exchange.

Adjustment of Conversion Price. Holders of preferred stock may, in certain circumstances, be deemed to have received constructive distributions of stock if the conversion rate for the preferred stock is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the preferred stock, however, generally will not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the anti-dilution provisions of the preferred stock, including, without limitation, adjustments in respect of stock dividends or the distribution of rights to subscribe for common stock should qualify as being pursuant to a bona fide reasonable adjustment formula and should not result in a constructive distribution. In contrast, adjustments in respect of distributions of our indebtedness, cash or assets to our stockholders (including adjustments with respect to distributions to common stockholders in excess of the dividend threshold amount), for example, will not qualify as being pursuant to a bona fide reasonable adjustment formula. In addition, an adjustment triggered by a change of control as described under “Description of Preferred Stock” may not so qualify. If such adjustments are made, the holders generally will be deemed to have received constructive distributions in amounts based upon the value of such holders’ increased interests in our equity resulting from such adjustments. The amount of the distribution will be treated as a distribution to a holder with the tax consequences specified above under “Distributions.” Accordingly, you could be considered to have received distributions taxable as dividends to the extent of our earnings and profits even though you did not receive any cash or property as a result of such adjustments.

Conversion of Preferred Stock After Dividend Record Date. If a holder exercises its right to convert the preferred stock into shares of common stock after a dividend record date but before payment of the dividend, then upon conversion, the holder generally will be required to pay to us in cash an amount equal to the portion of such dividend attributable to the current quarterly dividend period, which amount would increase the tax basis of the common stock received. When the dividend is received, the holder would recognize the dividend payment in accordance with the rules described under “—Distributions” above.

Backup Withholding. Under the backup withholding provisions of the Code and applicable Treasury Regulations, you may be subject to backup withholding with respect to dividends paid on, or the proceeds of a sale, exchange or redemption of, preferred stock or common stock unless:

•	you are a corporation or come within certain other exempt categories and when required demonstrate this fact, or

•	within a reasonable period of time, you provide a taxpayer identification number, certified under penalties of perjury as well as certain other information or otherwise establish an exemption from the backup withholding rules.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Consequences to Non-U.S. Holders of Preferred or Common Stock

Dividends. In general, dividends paid to you with respect to our preferred stock or common stock will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States (and if a tax treaty applies, dividends that are attributable to a U.S. permanent establishment) are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty.

For purposes of obtaining a reduced rate of withholding under an income tax treaty, you generally will be required to provide a U.S. taxpayer identification number as well as certain information concerning your country of residence and entitlement to tax treaty benefits. Generally, this will be accomplished by providing a properly executed IRS Form W-8BEN. If you instead are claiming an exemption from withholding with respect to dividends effectively connected with the conduct of a trade or business within the United States, you will be required to provide an appropriate certification to us or our paying agent (generally by providing a properly completed IRS Form W-8ECI).

Sale or Other Disposition. As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of preferred stock or common stock unless:

•	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•	you are an individual who holds the preferred stock or common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	we are, or have been within the five years preceding your disposition of the preferred stock or common stock, a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes.

We believe we currently are a USRPHC. In general, gain on the sale or other disposition of stock of a USRPHC that is regularly traded on an established securities market will be subject to U.S. federal income tax only in the case of a holder that owns more than 5% of that class of stock at any time during the five-year period ending on the date of disposition. If a non-regularly traded class of stock is convertible into a regularly traded class of stock, gain on the sale of that non-regularly traded stock will be subject to U.S. federal income tax only if, on any date on which such stock was acquired by the holder, the non-regularly traded stock acquired by such holder (including all previously acquired stock of the same class) had a fair market value greater than 5% of the regularly traded class of the corporation’s stock into which it is convertible as measured on such date.

Although it is possible that, in the future, the preferred stock will be listed on an established securities market, there can be no assurance that such stock will be listed or, if listed, that it will qualify as “regularly traded” under the relevant rules. If the preferred stock is so listed and if it is considered to be “regularly traded,” gain recognized by a holder that owns more than 5% of the preferred stock would be subject to U.S. federal income tax. If the preferred stock is not listed on an established securities market, or, if listed, does not qualify as “regularly traded,” gain recognized on a sale of preferred stock would be subject to U.S. federal income tax only in the case of a holder that owned, as of the date of any acquisition of such preferred stock, an amount of preferred stock having a fair market value greater than 5% of the class of common stock into which it is convertible as measured on such date.

Non-U.S. holders that may be treated as beneficially owning more than 5% of our preferred or common stock should consult their own tax advisors with respect to the United States tax consequences of the ownership and disposition of preferred or common stock.

Conversion of Preferred Stock in Exchange for Common Stock. You generally will not recognize any gain or loss by reason of receiving common stock in exchange for preferred stock upon conversion of the preferred stock, except gain or loss will be recognized with respect to any cash received in lieu of fractional shares, as described above under “—Sale or Other Disposition,” and the fair market value of any shares of common stock attributable to dividend arrearages will be treated as a constructive distribution, and will be taxable, as described above under “—Dividends,” to you to the extent of our earnings and profits.

Information Reporting and Backup Withholding. We must report annually to the IRS and to you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is generally imposed on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your preferred stock or common stock unless you certify your non-U.S. status (and we do not have actual knowledge or reason to know that you are a U.S. holder).

The payment of proceeds of a sale of preferred stock or common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify under penalties of perjury as to your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of preferred stock or common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES THAT WOULD RESULT FROM YOUR PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED STOCK AND ANY COMMON STOCK RECEIVED UPON ITS CONVERSION, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

SELLING SECURITYHOLDERS

The preferred stock, and any shares of our common stock issued upon conversion of the preferred stock, are being offered by the selling securityholders listed in the table below. We issued and sold 293,250 shares of the preferred stock in a private placement to the initial purchasers, Lehman Brothers Inc., Banc of America Securities LLC, Bear Stearns & Co. Inc., Credit Suisse First Boston LLC, Citigroup Global Markets, Inc., Deutsche Bank Securities, Inc., Morgan Stanley & Co. Incorporated, Raymond James & Associates, Inc., UBS Securities LLC, Howard Weil Incorporated, Johnson Rice & Company L.L.C., RBC Capital Markets Corporation and Simmons & Company International. We also issued and sold 20,000 shares of the preferred stock directly to Mr. McClendon, our chief executive officer, and Mr. Ward, our chief operating officer, in a separate private placement. The selling securityholders purchased their preferred stock from the initial purchasers, from subsequent holders or from the Company in transactions exempt from registration under the Securities Act. Selling securityholders selling common stock, issued upon conversion of the preferred stock, acquired such stock from the initial purchasers or from subsequent holders in transactions exempt from registration under the Securities Act, or from the Company, through conversion of their previously acquired preferred stock.

This prospectus covers sales, by the named selling securityholders, of preferred stock and shares of common stock issued upon conversion of the preferred stock. This prospectus will not cover subsequent sales of common stock received upon conversion of preferred stock purchased from a selling securityholder named in this prospectus.

No offer or sale under this prospectus may be made by a securityholder unless that holder is listed in the table below, in a supplement to this prospectus or in an amendment to the related registration statement that has become effective. We will supplement or amend this prospectus to include additional selling security holders upon request and upon provision of all required information to us, subject to the terms of the Registration Rights Agreement dated as of March 30, 2004 between Chesapeake Energy Corporation and the initial purchasers.

The following table sets forth, the name of each selling securityholder, the nature of any position, office, or other material relationship which the selling securityholder has had, within the past three years, with us or with any of our predecessors or affiliates, the amount of preferred stock and shares of our common stock beneficially owned by such securityholder prior to the offering, the amount being offered for the securityholder’s account and the amount to be owned by such security holder after completion of the offering.

We prepared the table based on information supplied to us by the selling securityholders. We have not sought to verify such information. Additionally, some or all of the selling securityholders may have sold or transferred some or all of their preferred stock, in transactions exempt from the registration requirements of the Securities Act, or some or all of their shares of our common stock, in exempt or non-exempt transactions, since the date on which the information in the table was provided to us. Other information about the selling securityholders may also change over time.

Name	Number of Shares of Preferred Stock Beneficially Owned Prior to the Offering	Number of Shares of Preferred Stock Being Offered Hereby	Number of Shares of Preferred Stock to be Owned After Completion of the Offering	Number of Shares of Common Stock Beneficially Owned Prior to the Offering*	Number of Shares of Common Stock Being Offered Hereby*	Number of Shares of Common Stock to be Owned After Completion of the Offering
Alexian Brother Medical Center	350	350	0	21,019	21,019	0
Aloha Airlines Non-Pilots Pension Trust	215	215	0	12,912	12,912	0
Aloha Pilots Retirement Trust	110	110	0	6,606	6,606	0
Argent LowLev Convertible Arbitrage Fund LLC	780	780	0	46,843	46,843	0
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	3,110	3,110	0	186,773	186,773	0
Argent Classic Convertible Arbitrage Fund II, L.P.	100	100	0	6,006	6,006	0
Argent Classic Convertible Arbitrage Fund L.P.	570	570	0	34,232	34,232	0
Argent LowLev Convertible Arbitrage Fund II, L.L.C.	120	120	0	7,207	7,207	0
Argent LowLev Convertible Arbitrage Fund Ltd.	1,500	1,500	0	90,083	90,083	0
Arkansas PERS	1,825	1,825	0	109,601	109,601	0
AstraZeneca Holdings Pension	550	550	0	33,031	33,031	0
Aubrey K. McClendon (1)	10,000	10,000	0	16,525,412	600,555	15,924,857
Aviator Master Fund, Ltd.	8,250	8,250	0	495,458	495,458	0
Banc of America Securities LLC	3,000	3,000	0	1,346,867	180,167	1,166,700
Bancroft Convertible Fund, Inc. (2)	100	100	0	30,308	6,006	24,303
Barclays Global Investors Equity Hedge Fund II	78	78	0	4,684	4,684	0
Boilermakers Blacksmith Pension Trust	2,950	2,950	0	177,164	177,164	0
C & H Sugar Company Inc.	260	260	0	15,614	15,614	0
Chrysler Corporation Master Retirement Trust	5,000	5,000	0	300,278	300,278	0
Class C Trading Ltd.	370	370	0	22,221	22,221	0
Convertible Securities Fund (2)	100	100	0	13,547	6,006	7,541
Credit Suisse First Boston Europe Limited	90	90	0	5,405	5,405	0
Custom Investments PCC, Ltd.	90	90	0	5,405	5,405	0
Delaware PERS	1,050	1,050	0	63,058	63,058	0
Delta Air Lines Master Trust - CV	1,500	1,500	0	90,083	90,083	0
Delta Airlines Master Trust	630	630	0	37,835	37,835	0
Delta Pilots Disability & Survivorship Trust - CV	800	800	0	48,044	48,044	0
Duke Endowment	650	650	0	39,036	39,036	0
Ellsworth Convertible Growth and Income Fund, Inc. (2)	1,000	1,000	0	120,812	60,056	60,756
F.M. Kirby Foundation, Inc.	1,400	1,400	0	84,078	84,078	0
FTIF Franklin Income Fund	5,000	5,000	0	300,278	300,278	0
FTVIPT Franklin Income Securities Fund	5,000	5,000	0	300,278	300,278	0
Hawaiian Airlines Employees Pension Plan-IAM	65	65	0	3,904	3,904	0
Hawaiian Airlines Pilots Retirement Plan	200	200	0	12,011	12,011	0
Hawaiian Airlines Pilots Retirement Plan for Salaried Employees	10	10	0	601	601	0

Name	Number of Shares of Preferred Stock Beneficially Owned Prior to the Offering	Number of Shares of Preferred Stock Being Offered Hereby	Number of Shares of Preferred Stock to be Owned After Completion of the Offering	Number of Shares of Common Stock Beneficially Owned Prior to the Offering*	Number of Shares of Common Stock Being Offered Hereby*	Number of Shares of Common Stock to be Owned After Completion of the Offering
HFR CA Global Select Master Trust Account	150	150	0	9,008	9,008	0
ICI American Holdings Trust	400	400	0	24,022	24,022	0
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust	500	500	0	30,028	30,028	0
International Truck & Engine Corporation Retiree Health Benefit Trust	200	200	0	12,011	12,011	0
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust	300	300	0	18,017	18,017	0
JMG Capital Partners, L.P. (2)	6,187	6,187	0	939,027	371,563	567,463
JMG Triton Offshore Fund, Ltd. (2)	10,313	10,313	0	1,254,863	619,352	635,510
KBC Convertible MAC28 Ltd	800	800	0	48,044	48,044	0
KBC Convertible Opportunities Fund	4,400	4,400	0	264,244	264,244	0
KBC Multi-Strategy Arbitrage Fund (2)	3,400	3,400	0	1,296,475	204,189	1,092,287
Lehman Brothers Inc.	31,885	31,885	0	1,914,870	1,914,870	0
Lyxor Master Fund	740	740	0	44,441	44,441	0
Melody AIM Ltd	400	400	0	24,022	24,022	0
Microsoft Corporation	1,500	1,500	0	90,083	90,083	0
Motion Picture Industry Health Plan - Active Member Fund	300	300	0	18,017	18,017	0
Motion Picture Industry Health Plan - Retiree Member Fund	300	300	0	18,017	18,017	0
Nabors Industries, Ltd.	10,000	10,000	0	600,555	600,555	0
Nations Convertible Securities Fund (2)	10,000	10,000	0	1,659,079	600,555	1,058,524
Nuveen Preferred & Convertible Fund JQC	8,955	8,955	0	537,797	537,797	0
Nuveen Preferred & Convertible Income Fund JPC	6,725	6,725	0	403,873	403,873	0
Oak Hill Contingent Capital Fund Ltd.	2,000	2,000	0	120,111	120,111	0
OCLC Online Computer Library Center	55	55	0	3,303	3,303	0
OCM Convertible Trust	2,900	2,900	0	174,161	174,161	0
OCM Global Convertible Securities Fund	100	100	0	6,006	6,006	0
Oppenheimer Convertible Securities Fund	4,500	4,500	0	270,250	270,250	0
Partner Reinsurance Company of the U.S.	1,000	1,000	0	60,056	60,056	0
Prudential Insurance Co of America	100	100	0	6,006	6,006	0
Qwest Occupational Health Trust	200	200	0	12,011	12,011	0

Name	Number of Shares of Preferred Stock Beneficially Owned Prior to the Offering	Number of Shares of Preferred Stock Being Offered Hereby	Number of Shares of Preferred Stock to be Owned After Completion of the Offering	Number of Shares of Common Stock Beneficially Owned Prior to the Offering*	Number of Shares of Common Stock Being Offered Hereby*	Number of Shares of Common Stock to be Owned After Completion of the Offering
Relay 3 Asset Holding Co. Limited	39	39	0	2,342	2,342	0
Scorpion Offshore Investment Fund, Ltd.	337	337	0	20,239	20,239	0
Silver Convertible Arbitrage Fund, LDC	360	360	0	21,620	21,620	0
SP Holdings Ltd.	84	84	0	5,045	5,045	0
Standard Global Equity Partners II, L.P.	57	57	0	3,423	3,423	0
Standard Global Equity Partners, L.P.	1,255	1,255	0	75,370	75,370	0
Standard Global Equity Partners, SA, L.P.	598	598	0	35,913	35,913	0
Standard Pacific Capital Offshore Fund, Ltd.	4,803	4,803	0	288,447	288,447	0
Standard Pacific MAC 16 Ltd.	249	249	0	14,954	14,954	0
State Employees’ Retirement Fund of the State of Delaware	1,800	1,800	0	108,100	108,100	0
State of Oregon/Equity	5,515	5,515	0	331,206	331,206	0
State of Oregon/SAIF Corporation	5,215	5,215	0	313,189	313,189	0
Syngenta AG	300	300	0	18,017	18,017	0
The St. Paul Travelers Companies, Inc. - Commercial Lines	300	300	0	18,017	18,017	0
The St. Paul Travelers Companies, Inc. - Personal Lines	200	200	0	12,011	12,011	0
Tom L. Ward (3)	10,000	10,000	0	18,067,821	600,555	17,467,266
UnumProvident Corporation	500	500	0	30,028	30,028	0
US Bank FBO Benedictine Health Systems	360	360	0	21,620	21,620	0
Vanguard Convertible Securities Fund, Inc.	14,100	14,100	0	846,783	846,783	0
Xavex Convertible Arbitrage 10 Fund	220	220	0	13,212	13,212	0
Xavex Convertible Arbitrage 2 Fund	230	230	0	13,813	13,813	0
Total	211,655	211,655	0	50,716,254	12,711,047	39,005,207

*	Includes common stock issuable upon conversion of Chesapeake’s 4.125% Cumulative Convertible Preferred Stock at a conversion rate of 60.0555 shares of common stock per share of preferred stock.
(1)	Mr. McClendon is our Chief Executive Officer. The number of shares of Common Stock indicated to be beneficially owned by him prior to and after completion of the offering includes 3,045,545 shares underlying stock options exercisable within 60 days of the date hereof and 1,848,640 shares underlying convertible securities. The number of shares of Common Stock indicated to be beneficially owned by him after completion of the offering represents approximately 6.4% of the total outstanding shares of our common stock as of June 10, 2004.
(2)	The number of shares of Common Stock indicated to be beneficially owned after completion of the offering is comprised of shares issuable within 60 days of the date hereof upon conversion of convertible securities.
(3)	Mr. Ward is our Chief Operating Officer. The number of shares of Common Stock indicated to be beneficially owned by him prior to and after completion of the offering includes 5,570,103 shares underlying stock options exercisable within 60 days of the date hereof and 1,848,640 shares underlying convertible securities. The number of shares of Common Stock indicated to be owned by him after completion of the offering represents approximately 7.0% of the total outstanding shares of our common stock as of June 10, 2004.

PLAN OF DISTRIBUTION

The preferred stock and the common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the preferred stock and the common stock covered by this prospectus.

We will not receive any of the proceeds from the offering of preferred stock or the common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the preferred stock and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the preferred stock or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the preferred stock and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the preferred stock or common stock offering by them hereby will be the purchase price of such preferred stock or common stock less discounts and commissions, if any.

The preferred stock and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the preferred stock or our common stock or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of the preferred stock or our common stock in the course of hedging the positions they assume. The selling securityholder may also sell preferred stock or our common stock short and deliver preferred stock or our common stock to close out short positions, or loan or pledge preferred stock or our common stock to broker-dealers or others that in turn may sell such securities. The selling securityholder may pledge or grant a security interest in some or all of the preferred stock or our common stock issued upon conversion of the preferred stock owned by it and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the preferred stock or our common stock from time to time pursuant to this prospectus. The selling securityholder also may transfer and donate preferred stock or shares of our common stock issuable upon conversion of the preferred stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholder for purposes of the prospectus. The selling securityholder may sell short our common stock and may deliver this prospectus in connection with such short sales and use the shares of our common stock covered by the prospectus to cover such short sales. In addition, any preferred stock or shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption.

At the time a particular offering of preferred stock or shares of our common stock issuable upon conversion of the preferred stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of preferred stock or number of shares of our common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

Our outstanding common stock is listed for trading on the New York Stock Exchange.

293,250 shares of the preferred stock were issued and sold on March 30, 2004 and April 5, 2004 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchasers to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). 20,000 shares of the preferred stock were issued and sold on March 30, 2004 in transactions exempt from the registration requirements of the Securities Act to certain of our executive officers. We have agreed to indemnify the Initial Purchasers and each selling securityholder, and each selling securityholder has agreed to indemnify us, the Initial Purchasers and each other selling shareholder against certain liabilities arising under the Securities Act.

Selling securityholders and any underwriters, dealers, brokers or agents who participate in the distribution of the preferred stock or our common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profits on the sale of the preferred stock and our common stock by them and any discounts, commissioners or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the preferred stock and our common stock by the selling securityholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the preferred stock and our common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the preferred stock and our common stock and the ability of any person or entity to engage in market-making activities with respect to the preferred stock and our common stock.

We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (a) the sale pursuant to the shelf registration statement of all the preferred stock and the shares of common stock issuable upon conversion of the preferred stock thereunder, (b) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions, and (c) the date all preferred stock and common stock issuable upon conversion of the preferred stock cease to be outstanding.

LEGAL MATTERS

The validity of the issuance of the preferred stock and the validity of the common stock issuable upon conversion of the preferred stock have been passed upon for us by Commercial Law Group, P.C. Shannon T. Self, a shareholder in Commercial Law Group, P.C., is a director of Chesapeake. As of March 31, 2004 Mr. Self owned 196,742 shares of our common stock.

EXPERTS

The consolidated financial statements of Chesapeake Energy Corporation, incorporated in this prospectus by reference to the annual report on Form 10-K of Chesapeake Energy Corporation for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Certain estimates of proved oil and gas reserves for Chesapeake Energy Corporation referred to and incorporated by reference herein were based in part upon engineering reports prepared by Ryder Scott Company L.P., Netherland, Sewell and Associates, Inc. and Lee Keeling and Associates, Inc., independent petroleum engineers. These estimates are included and incorporated herein in reliance on the authority of each such firm as experts in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at www.sec.gov and on our website at www.chkenergy.com. Information contained on our website is not part of this prospectus.

In addition, our reports and other information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where our common stock is listed.

The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2003;

•	our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2004; and

•	our current reports on Form 8-K filed on January 9, 2004, January 12, 2004 (two reports of the same date), January 14, 2004, January 16, 2004, January 29, 2004, February 3, 2004, March 9, 2004, March 25, 2004 (two reports of the same date), April 7, 2004, May 12, 2004, May 18, 2004, May 20, 2004, May 21, 2004, June 2, 2004, June 3, 2004 and June 10, 2004 (excluding any information furnished pursuant to Item 9 or Item 12 of any such Current Report on Form 8-K).

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 9 or Item 12 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Jennifer M. Grigsby, Secretary, Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, by mail, or if by telephone at (405) 848-8000.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements give our current expectations or forecasts of future events. They include statements regarding oil and gas reserve estimates, planned capital expenditures, the drilling of oil and gas wells and future acquisitions, expected oil and gas production, cash flow and anticipated liquidity, business strategy and other plans and objectives for future operations and expected future expenses and use of net operating loss carryforwards.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under “Risk Factors” and include:

•	the volatility of oil and gas prices;

•	our substantial indebtedness;

•	the cost and availability of drilling and production services;

•	our commodity price risk management activities, including counterparty contract performance risk;

•	uncertainties inherent in estimating quantities of oil and gas reserves, projecting future rates of production and the timing of development expenditures;

•	our ability to replace reserves;

•	the availability of capital;

•	uncertainties in evaluating oil and gas reserves of acquired properties and associated potential liabilities;

•	projecting future rates of production and the timing of development expenditures;

•	drilling and operating risks;

•	adverse effects of governmental and environmental regulation;

•	losses possible from pending or future litigation;

•	the strength and financial resources of our competitors; and

•	the loss of officers or key employees.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this prospectus and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The expenses of this offering (all of which are to be paid by the registrant) are estimated to be as follows:

Securities and Exchange Commission registration fee	$39,689
Legal fees and expenses	40,000
Accounting fees and expenses	10,000
Printing expenses	5,000
Miscellaneous	4,000

TOTAL	$98,689

Item 15. Indemnification Of Officers And Directors

Section 1031 of the Oklahoma General Corporation Act, under which Chesapeake is incorporated, authorizes the indemnification of directors and officers under certain circumstances. Article VIII of the Certificate of Incorporation of Chesapeake and Article VI of the Bylaws of Chesapeake also provide for indemnification of directors and officers under certain circumstances. These provisions, together with Chesapeake’s indemnification obligations under individual indemnity agreements with its directors and officers, may be sufficiently broad to indemnify such persons for liabilities under the Securities Act of 1933 (the “Securities Act”), as amended. In addition, Chesapeake maintains insurance, which insures its directors and officers against certain liabilities.

The Oklahoma General Corporation Act provides for indemnification of each of Chesapeake’s officers and directors against (a) expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by reason of such person being or having been a director, officer, employee or agent of Chesapeake, or of any other corporation, partnership, joint venture, trust or other enterprise at the request of Chesapeake, other than an action by or in the right of Chesapeake. To be entitled to indemnification, the individual must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of Chesapeake, and with respect to any criminal action, the person seeking indemnification had no reasonable cause to believe that the conduct was unlawful and (b) expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense or settlement of any action or suit by or in the right of Chesapeake brought by reason of the person seeking indemnification being or having been a director, officer, employee or agent of Chesapeake, or any other corporation, partnership, joint venture, trust or other enterprise at the request of Chesapeake, provided the actions were in good faith and were reasonably believed to be in or not opposed to the best interest of Chesapeake, except that no indemnification shall be made in respect of any claim, issue or matter as to which the individual shall have been adjudged liable to Chesapeake, unless and only to the extent that the court in which such action was decided has determined that the person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper. Article VIII of Chesapeake’s Certificate of Incorporation provides for indemnification of Chesapeake’s director and officers. The Oklahoma General Corporation Act also permits Chesapeake to purchase and maintain insurance on behalf of Chesapeake’s directors and officers against any liability arising out of their status as such, whether or not Chesapeake would have the power to indemnify them against such liability. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act.

Chesapeake has entered into indemnity agreements with each of its directors and executive officers. Under each indemnity agreement, Chesapeake will pay on behalf of the indemnitee any amount which he is or becomes legally obligated to pay because of (a) any claim or claims from time to time threatened or made against him by any person because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which he commits or suffers while acting in his capacity as a director and/or officer of Chesapeake or an affiliate or (b) being a party, or being threatened to be made a party, to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an officer, director, employee or agent of Chesapeake or an affiliate or is or was serving at the request of Chesapeake as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The payments which Chesapeake would be obligated to make under an indemnification agreement could include damages, charges, judgments, fines, penalties, settlements and costs, cost of investigation and cost of defense of legal, equitable or criminal actions, claims or proceedings and appeals therefrom, and costs of attachment, supersedeas, bail, surety or other bonds. Chesapeake also provides liability insurance for each of its directors and executive officers.

Item 16. Exhibits And Financial Statement Schedules

(a) Exhibits.

The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

Exhibit No.	Description

4.1	Chesapeake’s Restated Certificate of Incorporation together with the Certificates of Designation for the 6.75% Cumulative Convertible Preferred Stock, Series A Junior Participating Preferred Stock, 6.00% Cumulative Convertible Preferred Stock, and 4.125% Cumulative Convertible Preferred Stock. Incorporated herein by reference to Exhibit 3.1 to Chesapeake’s quarterly report on Form 10-Q for the quarter ended March 31, 2004.

4.2*	Amendment to Certificate of Incorporation, dated June 9, 2004.

4.3	Chesapeake’s Bylaws. Incorporated herein by reference to Exhibit 3.2 to Chesapeake’s annual report on Form 10-K for the year ended December 31, 2003.

4.4*	Registration Rights Agreement dated March 30, 2004 between Chesapeake and Credit Suisse First Boston LLC, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., Bear Stearns & Co. Inc., Lehman Brothers Inc., CIBC World Markets Corp., Johnson Rice & Company L.L.C., RBC Dain Rauscher Inc. and Simmons & Company International.

5.1*	Opinion of Commercial Law Group, P.C. regarding the validity of the securities being registered.

12.1	Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends. Incorporated herein by reference to Exhibit 12 to Chesapeake’s quarterly report on Form 10-Q for the quarter ended March 31, 2004.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Ryder Scott Company L.P.

23.3*	Consent of Lee Keeling & Associates, Inc.

23.4*	Consent of Netherland, Sewell and Associates, Inc.

23.5*	Consent of Commercial Law Group, P.C. (included in Exhibit 5.1).

24*	Power of Attorney (included in the signature page of this Registration Statement).

*	Filed herewith.
+	Management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules. Incorporated herein by reference to Item 8 of Chesapeake’s annual report on Form 10-K for the year ended December 31, 2003.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The registrant hereby undertakes

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma on June 14, 2004.

CHESAPEAKE ENERGY CORPORATION

By:	/s/ AUBREY K. MCCLENDON
Name:	Aubrey K. McClendon
Title:	Chairman of the Board, Chief Executive Officer and Director

Each person whose signature appears below authorizes Aubrey K. McClendon and Marcus C. Rowland, and each of them, each of whom may act without joinder of the other, to execute in the name of each such person who is then an officer or director of the company and to file any amendments to this registration statement necessary or advisable to enable the company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject of this registration statement, which amendments may make such changes in the registration statement as such attorney may deem appropriate. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date

/s/ AUBREY K. MCCLENDON Aubrey K. McClendon	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	June 14, 2004

/s/ TOM L. WARD Tom L. Ward	President, Chief Operating Officer and Director (Principal Executive Officer)	June 14, 2004

/s/ MARCUS C. ROWLAND Marcus C. Rowland	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	June 14, 2004

/s/ MICHAEL A. JOHNSON Michael A. Johnson	Senior Vice President—Accounting, Controller and Chief Accounting Officer (Principal Accounting Officer)	June 14, 2004

/s/ FRANK A. KEATING Frank A. Keating	Director	June 14, 2004

/s/ BREENE M. KERR Breene M. Kerr	Director	June 14, 2004

/s/ CHARLES T. MAXWELL Charles T. Maxwell	Director	June 14, 2004

/s/ SHANNON T. SELF Shannon T. Self	Director	June 14, 2004

/s/ FREDERICK B. WHITTEMORE Frederick B. Whittemore	Director	June 14, 2004